Exhibit 8.2

[LETTERHEAD OF FASKEN MARTINEAU]

Gilles Carli
Direct 514  397  7497
gcarli@mtl.fasken.com

July 15, 2005
File No.: 10172/010172.11

Monsanto Company
800 North Lindbergh Boulevard
St. Louis, Missouri 63167

Gentlemen:

Re:         Monsanto Finance Canada Co.

A.         INTRODUCTION

We have acted as special counsel to Monsanto Finance Canada Co., a Nova Scotia unlimited liability company (the “Borrower”) in connection with the issuance of US $150,000,000 aggregate principal amount 5½% senior notes due July 30, 2035 (the “Notes”), which are fully and unconditionally guaranteed by Monsanto Company, a Delaware Corporation, pursuant to the Prospectus Supplement dated July 15, 2005 (“Prospectus Supplement”).

For the purposes of our opinion, the definitions used in the Indenture between the Borrower, as Issuer, Monsanto Company, as Guarantor, and the Bank of New York, as Trustee, dated as of July 15, 2005 (“Indenture”) are hereby adopted for words or terms having the initial letter of each word capitalized but that are not otherwise defined herein.

Scope of Examination

Our opinion is based on our examination of the Indenture, the Prospectus Supplement, the Certificate R-1 dated July 15, 2005 evidencing the Notes (“Certificate”), the provisions of the Income Tax Act (Canada) (“Act”), the Income Tax Regulations (“Regulations”) and the Canada-United States Income Tax Convention (1980) that are in force or have effect at the date hereof as well as such other considerations of law, as in our opinion, are appropriate in the circumstances. Our opinion takes into account and relies upon our understanding of the current published administrative practices and assessing policies of the Canada Revenue Agency (“CRA”) in administering the Act and the Regulations.

Our opinion does not take into account any changes in the law or administrative practice subsequent to the date of this opinion, whether by legislative action, administrative procedure or judicial decision. We do not undertake and we are under no obligation to update our opinion should such changes occur. No assurances can be provided that any of the foregoing will not be changed, whether retroactively or otherwise, in a manner that will fundamentally alter the income tax consequences pertaining to such rules.

Our opinion is restricted to considering the application of the Act and Regulations to the particular matter mentioned below on which our opinion has been requested. We have not been requested to express and express no opinion on any other tax issues but the issues specifically mentioned below. We do not express an opinion on any non-tax issues, such as corporate law or securities law matters. Furthermore, we express no opinion other than as written below, and neither this opinion nor any prior statements are intended to imply or to be an opinion on any other matters.

In providing our opinion, we have relied upon the accuracy and completeness of the Indenture, the Prospectus Supplement and the Certificate and the facts, assumptions and representations (in each case without regard to any limitation based on knowledge or belief) set forth herein. A misstatement or omission of any fact or a change or amendment in the Indenture, the Prospectus Supplement, the Certificate or in any of the facts, assumptions or representations that we have relied upon may require a modification of all or part of our opinion.

This letter is solely for the benefit of the parties to whom it is addressed and is not, except with our prior express and written consent, to be disclosed to, filed with or relied upon by any other person or entity.

Facts and Assumptions

We have based our opinion on the following facts and assumptions:

(i)

the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or copies and the authenticity of the originals of such documents;

(ii)

that the Borrower is duly organized, in existence and good standing, has the necessary status, power, capacity and authority to enter into the Indenture and the Certificate to which it is a party and to perform its obligations thereunder, has duly executed and delivered the Indenture and the Certificate, and that the Indenture and the Certificate create legal, valid and binding obligations of the Borrower, enforceable against it in accordance with its terms;

(iii)	that the Borrower is a corporation resident in Canada;

(iv)	the Borrower and the Guarantors deal at arm’s length with the Holders, for the purposes of the Act, at all relevant times;

(v)

no amount will be paid by the Borrower or a Guarantor to a non-resident person, as that term is used for the purposes of the Act and the Regulations, in respect of services rendered in Canada of any nature whatsoever;

(vi)

the terms and conditions of the Prospectus Supplement, the Indenture and the Certificate reflect the full agreement between the Borrower, Guarantors and Holders. There are no ancillary agreements, written or verbal, which could reasonably be expected to affect the terms and conditions of the Prospectus Supplement, the Indenture and the Certificate or the respective rights and obligations of the Borrower, Guarantors and the Holders set out therein;

(vii)	pursuant to the terms of the Notes, the Borrower will borrow US$150,000,000 from the Holders at a rate of interest of 5 ½%;

(viii)

no part of the interest payable on the Notes is contingent or dependent on the use of or production from property in Canada or is computed by reference to revenue, profit, cash flow, commodity price or any other similar criterion or by reference to dividends paid or payable to shareholders of any class of shares of the capital stock of the corporation;

(ix)	the principal amount of the Notes is payable at Maturity, which is July 30, 2035;

(x)

the Borrower may not under any circumstances be obliged to pay more than 25% of the principal amount of the Notes within five years from the date of issue of the obligation except in the event of a bona fide Event of Default;

(xi)	no Event of Default is provided pursuant to paragraph 7 of section 501 of the Indenture with regard to the Notes.

We understand that the foregoing facts, assumptions, reliances and limitations are satisfactory to you.

B.         OPINION

The statements set forth in the Prospectus Supplement under the caption “Certain Canadian Federal Income Tax Considerations” insofar as they purport to describe the provisions of the laws, documents and legal matters referred to therein are accurate in all material respects.

FASKEN MARTINEAU DUMOULIN LLP